Exhibit 99.1

Webull Statement on the House Select Committee Report

As a registered broker-dealer holding the personal assets and information of millions of Americans, Webull fully supports the mission of the House Select Committee. After reviewing the report released by the Committee last night, Webull also supports the Committee’s recommended actions for improving U.S. financial regulatory frameworks. Webull would be happy to further engage with the Committee, the SEC, FINRA, or any other regulatory body to help ensure that the personal data and assets of Americans are adequately protected.

Webull, however, takes issue with the Committee’s process in preparing its report. The report draws sweeping conclusions about Webull from an incomplete record, and it gets important facts wrong.

Webull cooperated fully with the Committee when its inquiry began in late 2024. The Committee engaged for two months, then went silent for roughly 20 months. In that time, it asked no follow-up questions and interviewed no one from Webull’s management, technology, compliance, cybersecurity or legal teams.

Webull was not given an opportunity to respond to the findings before publication.

Much of what the report presents as hidden comes directly from Webull’s own SEC filings. Its corporate structure, ownership, governance and international operations, including its technology team in China, are disclosed to investors, regulators and the public.

The facts are these:

Customer data is stored in the United States. U.S. customer data sits on Amazon Web Services infrastructure in the continental United States. Access to sensitive U.S. customer information is controlled by supervisors located in the U.S., and employees in China have no access to it. Independent, U.S.-based auditors test these controls. The report does not cite a single instance in which U.S. customer data was improperly accessed or misused.

The report identifies no misuse of customer data. It does not cite a single instance in which U.S. customer data was improperly accessed, transferred or misused. Webull has not experienced a material cybersecurity incident involving customer data.

Customer assets are held in the United States. Customer cash is held in accounts at large U.S. regulated banks and kept separate from the company’s own funds, while customer securities are held at U.S. regulated broker-dealers, as federal rules require. No customer assets are or ever have been held in China, and no person in China has the authority or the system access to move or direct customer funds.

Webull Financial answers to U.S. regulators. Webull is regulated by the SEC and FINRA and is a member of SIPC. Webull’s global headquarters is in St. Petersburg, Florida, and Webull Financial’s decisions on customer protection, compliance and cybersecurity are made in the U.S. Neither the SEC nor FINRA has brought an enforcement action against Webull relating to customer data protection or privacy.

Webull has answered these questions for regulators in the U.S. and around the world, and it would have answered them for the Committee. Its door remains open.

The report does not change how Webull operates. Customers’ information and assets are protected today as they were yesterday.